                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   _________________________________________

                                  SCHEDULE 13D
                               (Amendment No. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          MORRISON KNUDSEN CORPORATION
                 (formerly Washington Construction Group, Inc.)
                         ______________________________
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ___________________________
                         (Title of Class of Securities)


                                  61844A 10 9
                                _______________
                                 (CUSIP Number)


                              D.W. Holdings, Inc.
                              Dennis Washington
                              c/o  Washington Corporations
                              101 International Way
                              Missoula, Montana  59807
                              (406) 523-1300
                 ______________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              Copy to:

                              Scott R. Haber, Esq.
                              Latham & Watkins
                              505 Montgomery Street, 19th Floor
                              San Francisco, CA 94111
                              (415) 391-0600

                                 March 19, 1997
               __________________________________________________
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


                               Page 1 of 6 Pages

 CUSIP NO. 485797104                     13D                  PAGE 2 OF 6 PAGES

1    NAME OF REPORTING PERSON

     D.W. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]

                                                                       (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

               7    SOLE VOTING POWER

                    0 shares of Common Stock (See Item 5)
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            828,000 shares of Common Stock (See Item 5)
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                0 shares of Common Stock (See Item 5)

               10   SHARED DISPOSITIVE POWER

                    828,000 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     828,000 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%

14   TYPE OF REPORTING PERSON

     CO

CUSIP NO. 485797104                     13D                   PAGE 3 OF 6 PAGES

1    NAME OF REPORTING PERSON

     Dennis Washington

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                   7    SOLE VOTING POWER

                        19,381,635 shares of Common Stock (See Item 5)
NUMBER OF
SHARES             8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                828,000 shares of Common Stock (See Item 5)
EACH
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON
WITH                    19,381,635 shares of Common Stock (See Item 5)

                  10    SHARED DISPOSITIVE POWER

                        828,000 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,209,635 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.6%

14   TYPE OF REPORTING PERSON

     IN

CUSIP NO. 485797104                     13D                   PAGE 4 OF 6 PAGES

1    NAME OF REPORTING PERSON

     Phyllis Washington

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 5)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                   7    SOLE VOTING POWER

                        77,838 shares of Common Stock (See Item 5)
NUMBER OF
SHARES             8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                0 shares of Common Stock (See Item 5)
EACH
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON
WITH                    77,838 shares of Common Stock (See Item 5)

                  10    SHARED DISPOSITIVE POWER

                        0 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,838 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%

14   TYPE OF REPORTING PERSON

     IN

          This Amendment No. 3 to Schedule 13D amends the Statement on Schedule 13D filed July 19, 1993, as amended (the "Schedule 13D") by D.W. Holdings, Inc., a Texas corporation, Dennis Washington and Phyllis Washington (together, the "Reporting Persons") relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Morrison Knudsen Corporation, a Delaware corporation (the "Issuer"). When the Schedule 13D was originally filed, the Issuer's name was Kasler Holding Company. In April 1996, the Issuer changed its name to Washington Construction Group, Inc. Effective September 11, 1996, the Issuer changed its name to Morrison Knudsen Corporation. Capitalized terms used herein without definition shall have the meanings set forth in Amendment No. 1 to the
Schedule 13D filed on June 24, 1996 and Amendment No. 2 to the Schedule 13D filed on September 17, 1996.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          Item 4 is hereby amended to include the following information:

          Mr. Dennis Washington has indicated an interest in exploring the possible sale to the Issuer of his equity interest in a copper and molybdenum mine in Butte, Montana in exchange for newly issued shares of Common Stock having a value of approximately $125 million, based upon recent trading values for the Common Stock. The mine is owned and operated by a partnership, of which Mr. Washington owns a 50.1% equity interest through a wholly owned corporation, Montana Resources, Inc. A company controlled by Asarco Inc. ("Asarco") owns the other 49.9%. The Company's Board of Directors has appointed a special committee of the Board (comprised of three directors who are not representatives of Mr. Washington) to evaluate, and make a recommendation to the Board regarding, such a transaction. Any such transaction between Mr. Washington and the Issuer would be subject to a number of conditions, including approval by the special committee, satisfaction of any contractual rights, if any, that Asarco may have under the partnership agreement and the then current trading value of the Common Stock. Mr. Washington currently intends to engage in discussions with the Issuer and its representatives and take such other actions as he deems appropriate to pursue such a transaction, including possibly making proposals concerning such a transaction. Notwithstanding the foregoing, there can be no assurance that Mr. Washington will continue to pursue such a transaction, that such a transaction will be completed or, if completed, as to the timing or terms of any such transaction.

          From time to time, the Reporting Persons may acquire additional shares of Common Stock or sell shares of Common stock in the open market or in privately negotiated transactions with the Issuer or third parties, and to formulate plans or proposals with respect to any such acquisition or disposition, or any other actions set forth in Item 4 of Schedule 13D. The Reporting Persons' decision to acquire or dispose of shares, hold the shares of Common Stock they currently own or take such other actions will depend on market, economic or other conditions, including an ongoing evaluation of the Company's financial condition, operations and prospects, the actions of the Board of Directors of the Issuer and other future developments, regulatory requirements and the relative attractiveness of alternative business and investment opportunities. Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit 1. Joint Filing Agreement dated June 24, 1996 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the
                      Schedule 13D).

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1997              D.W. Holdings, Inc.



                                    By: /s/  DORN PARKINSON
                                        -------------------
                                        Name:  Dorn Parkinson
                                        Title: President



Dated:  March 19, 1997              /s/  DENNIS WASHINGTON
                                    ----------------------
                                    Dennis Washington



Dated:  March 19, 1997              /s/  PHYLLIS WASHINGTON
                                    -----------------------
                                    Phyllis Washington